•	any bankruptcy proceedings.

OUTSIDE BUSINESS ACTIVITIES

No investment professional of the Firm shall serve as a director or member of an advisory board of any company that is held as an investment in any portfolio managed by the Firm. Further, the Firm shall not invest the assets of any portfolio managed by the Firm in a company where an executive officer or board member of the Firm currently serves as a director or member of an advisory board of such company.

CONFLICT OF INTEREST POLICY

If a Firm board member, or any member of his/her immediate family, including the board member’s parent, spouse of a parent, spouse, child, spouse of a child, brother or sister, including step and adoptive relationships, currently has, shall have, or has had in the prior two years:

•	a business or financial interest in any matter to be considered by MPS, other than those business and financial interests specifically relating to the Firm, or

•	a personal or professional interest or engagement that might (i) conflict with or impede the business of MPS, (ii) be impacted by the actions of MPS, (iii) reflect negatively on MPS or its Board, or (iv) negatively impact the ability of any MPS trustee to perform his/her duties for MPS, or (v) could otherwise potentially create a conflict of interest, or the perception of a conflict of interest, in any matter to be considered by the board of MPS, such Firm board member shall, as soon as he or she has knowledge of the matter and his or her related interest, take the following actions:

•	Disclosure. Disclose fully to the Firm’s board and the MPS board the precise nature of the matter giving rise to the potential conflict; and

•	Non-Participation. Recuse himself or herself from participating in the Firm board’s consideration of, and decision on, the matter in question until such time as a majority of the Firm’s board members who are not conflicted with respect to the matter in question determine that the potential conflict of interest would not negatively impact the ability of the Firm board member to perform his or her duties to the Firm’s board.

Code of Ethics

The Firm has adopted a separate code of ethics in compliance with Rule 204A-1 under the Act in order to specify the standard of conduct expected of its associated persons. The Firm will, upon request, furnish clients with a copy of the code of ethics.

All associated persons of the Firm must comply with applicable federal securities laws. In particular, it is unlawful for the Firm and any associated person, by use of the mails or any means or instrumentality of interstate commerce, directly or indirectly:

•	to employ any device, scheme or artifice to defraud any client or prospective client of the Firm;

•	to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon any client or prospective client of the Firm; or

•	to engage in any fraudulent, deceptive, or manipulative practice.

In adopting the code of ethics, the Firm recognizes that it, and its affiliated persons owe a fiduciary duty to the Firm’s client accounts and must at all times place the interests of Firm clients first; conduct personal securities transactions in a manner consistent with the code of ethics and avoid any abuse of a position of trust and responsibility; and adhere to the fundamental standard that associated persons should not take inappropriate advantage of their positions. In addition, the Firm and its associated persons must comply with applicable federal securities laws, which shall generally be explained in the Firm’s Manual. Associated persons must report violations of the code of ethics to the Firm’s CCO.

All Firm employees who are considered to be full-time employees are also considered to be Access Persons under our Code of Ethics. Part-time, temporary, interns, contract persons, or other third party vendors who perform administrative or non-investment functions for the Firm and who do not have access to advance non-public information regarding the holdings of any Firm client or investment recommendations are not considered to be Access Persons.

Exhibit A: Privacy Policy Notice

The Firm on behalf of its clients, including those clients invested in any mutual funds the Firm manages, has adopted this policy with recognition that protecting the privacy and security of the personal information we obtain about our customers is an important responsibility. We also know that you expect us to service you in an accurate and efficient manner. To do so, we must collect and maintain certain personal information about you. We want you to know what information we collect and how we use and safeguard that information.

WHAT INFORMATION WE COLLECT

We collect only relevant information about our clients and about shareholders of any mutual funds we manage in order to conduct our business and properly service you. We may receive certain non-public personal identifying information about you (such as your name, address, social security number, etc.) from information that you provide on applications or other forms as well as communications (electronic, telephone, written or in person) with you or your authorized representatives (such as your attorney, accountant, etc.). This may also include email addresses, passwords, and account numbers. We also may collect information about your brokerage accounts and transactions (such as purchases, sales, account balances, inquiries, etc.).

WHAT INFORMATION WE DISCLOSE

We do not disclose the non-public personal information about our clients or fund shareholders to anyone except: in furtherance of our business relationship with them and then only to those persons necessary to effect the transactions and provide the services that they authorize (such as broker dealers, custodians, and companies that provide services for any mutual fund we manage, such as transfer agents, fund administrators,

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